SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended December

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

press release

December
 11, 2009

BP SELLS LUKARCO STAKE TO LUKOIL

BP announced today that it has divested its interest in Kazakhstan's Tengiz oil field and the Caspian Pipeline Consortium (CPC) pipeline, carrying oil between Kazakhstan and Russia, by selling its 46 per cent stake in LUKARCO to Russia's LUKOIL.

LUKOIL, which already owns 54 per cent of LUKARCO, will pay $1.6 billion in cash in three instalments over the next two years.  A $43 million BP loan will also be repaid to BP by LUKARCO. LUKARCO owns a 5 per cent share in TengizChevroil (TCO), which produces oil from the Tengiz field, and a 12.5 per cent interest in CPC.

David Peattie, BP's head of Russia and Kazakhstan, said: "We are pleased to have concluded this sale with LUKOIL, which follows our earlier transaction with KazMunaiGaz. We wish CPC every success in achieving the planned expansion of the pipeline which is important to Kazakhstan and Russia. We greatly appreciate the support for this sale from Transneft, KazMunaiGaz, the CPC shareholders and TCO partners and the governments of both countries."

The sale has been approved by the Government of the Republic of Kazakhstan, CPC shareholders and TCO partners.

The sale to LUKOIL means that BP has no remaining share in CPC or Tengiz. In April 2009 BP sold its 49.9 per cent stake in Kazakhstan Pipeline Ventures (KPV), which held a 1.75 per cent share in CPC, to state-owned KazMunaiGaz for $250 million.

Notes to editors:

  Following the merger with Amoco in 1998 BP gained a small indirect share in the pipeline consortium through KPV. Formed in 1997, KPV, a JV between a subsidiary of KMG the Kazakh state oil company (50.1 per cent) and Amoco-CPC (49.9 per cent), held a 1.75 per cent share of CPC.

  BP became a larger indirect shareholder in CPC and an indirect partner in Tengiz following its 2000 acquisition of ARCO. LUKARCO, owned jointly by LUKOIL (54 per cent) and ARCO (46 per cent) has held a 12.5 per cent share in CPC since 1997. The LUKARCO joint venture also owns a 5 per cent interest in Tengiz through which BP had a net interest of 2.3 per cent.

  CPC has the capacity to carry some  650,000 barrels a day (b/d) from Tengiz and other oil fields in western Kazakhstan for export from Novorisiisk on Russia's Black Sea coast according to CPC,
  www.cpc.ru.

  Tengiz produced an average  378,000 b/d in 2008, according to TengizChevroil,  www.tengizchevroil.com.

Further enquiries:

BP press office - tel: +44 (0)20 7496 4076

- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 11 December 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary